FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of October 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

AMCOR LIMITED

ANNUAL GENERAL MEETING

WEDNESDAY, OCTOBER 25, 2006

CHAIRMAN’S ADDRESS

Ladies and Gentlemen:

The format for this morning is that I will present an overview of the results and key issues for the company and the Managing Director, Ken MacKenzie will then give a more detailed review of last year, outline the strategy for the future and go through the performance of the first quarter’s trading.

I am confident that, between the two of us, we will cover all the significant issues.

Beginning now with commentary on our trading results for last financial year:

Profit after tax and before significant items was $406 million down 11.5% on the previous year’s restated Australian International Financial Reporting Standards amount of $459 million profit.

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

Profit before interest, tax, depreciation and amortisation, known as PBITDA, was $1.28 billion and down only 2.7% from the previous year. The PBITDA approximates the gross cash flow generated by the operating divisions and more accurately reflects the underlying performance of the business.

The most significant impact on your company over the past 12 months has been the substantial increases in oil and energy related costs that led to higher raw material input costs, increased energy costs to run the plants and higher freight costs.

These increases need to be passed onto our customers via higher prices and it is pleasing to report that, similar to the previous year, a very large percentage of the raw material cost increases was passed on in a timely fashion.

The recovery of rising energy costs however, was a more difficult task. Generally there are not clauses in contracts to recover these increases and a substantial proportion of the higher costs have been absorbed.

With the significant increase in energy costs over the past two years, we have developed new contract language to ensure that movement in energy costs are progressively passed onto our customers. Therefore, as contracts open up, these new clauses will be included and over the next couple of years, the company will move to a position of full pass through on input energy cost movements.

Given the impact of the various input cost pressures where Amcor is effectively on the other side of the commodity boom, for PBITDA to be down only 2.7% is, by any standards, a very credible performance.

The second aspect of the result I would like to comment on is the strong cash flow generated.

After investing $442 million into the business via capital expenditure, paying interest and tax, and allowing for the movement in working capital and the cash component of significant items, the operating cash flow was a positive $522 million. This was an improvement of $177 million on the 2004/05 year.

The strength of this operating cash flow enabled the Board to pay out a dividend of $309 million, which represented 34 cents per share. Although this represents a payout ratio of 76% of the pre significant items profit after tax of $406 million, it is only 24% of PBITDA, and was funded from the positive operating cash flow of $522 million.

During the year, there has also been substantial progress against, what we term “The Way Forward” agenda. This “get fit” program has a strong focus on execution across a range of disciplines and has been undoubtedly the right program at the right time for the company. Ken will discuss this further in his presentation, however, the benefits are already being realised, specifically in the areas of the portfolio review and capital discipline.

Substantial improvements, however, will take time as some of the changes being implemented are fundamental in nature and require improvements in the talent of our people and changes to the culture of the organisation. Importantly, the Board has confidence that the industry consolidation that Amcor undertook between 2000 and 2004 will be translated into growth in shareholder value over the next few years.

Moving to the ACCC matter.

Shareholders are aware that, as a result of information provided by Amcor, the ACCC undertook a thorough investigation of the cardboard box industry. In December last year, the ACCC commenced Court proceedings against certain Visy Group companies and executives. Amcor is not a party to the ACCC proceeding and faces no penalty, having been granted immunity under the ACCC’s leniency policy.

Shareholders should understand that, whatever the position would be on leniency, your Board went to the ACCC because it was the right thing to do. The grant of immunity recognises Amcor’s initiative and Amcor’s continued cooperation with the ACCC investigation and the subsequent prosecution.

Amcor’s people will appreciate that whatever is found by the Court to have occurred, is a matter of history. Any conduct of the kind alleged in the ACCC proceeding is totally unacceptable to the Board. I can assure you that this Board insists on the highest standards of corporate governance.

As these prosecutions proceed through the court, at times they will attract some public and media attention. But the events themselves are in the past. The events have been dealt with by Amcor and are, as I have said, matters of history.

Amcor shareholders and staff can be proud that their company dealt with the issues appropriately and can be proud that Amcor has done the right thing.

Turning to Corporate Governance.

Amcor is committed to strive for excellence in Corporate Governance. The Board continuously reviews its policies, taking into account the interests of its stakeholders and community values. This year has seen a number of new initiatives. These include “value gates” that must be achieved by executives before any incentives can be earned and a prohibition on the hedging of unvested options.

Finally, to summarise, your company has endured a particularly challenging time over the past two years, being on the other side of the global commodity and energy boom. With inflation remaining low, these increasing costs have been largely absorbed through the value chain, especially by raw material converters, like Amcor.

It is pleasing that, through this period, the underlying strength and stability of the businesses has ensured that the company has delivered strong cash flows and consistent returns, via dividends to shareholders. The progress achieved in The Way Forward agenda will ensure that, as these external factors ease, the company will be well positioned to deliver substantial shareholder value creation through improved earnings and returns.

With that overview, I would now like to hand over to Ken MacKenzie, who will present a more detailed review of the operating businesses.

Chris Roberts

CHAIRMAN

Amcor News Release

AMCOR LIMITED

ANNUAL GENERAL MEETING

WEDNESDAY, OCTOBER 25, 2006

MANAGING DIRECTOR’S SPEECH

Thank you Mr Chairman and good morning Ladies and Gentlemen:

In August 2005, we announced a two to three year business improvement program, called The Way Forward. As Chris has outlined already, there has been considerable progress made on this agenda over the past twelve months and, this morning, I will address a number of the key aspects of this progress.

The format for my presentation will be to give an overview of the results for the past year, and then concentrate most of the presentation on updating progress around “The Way Forward” agenda. I will then give a brief summary of the performance for each of the individual business groups and finish with an overview of trading for the first quarter of this current financial year.

Overview of results

The 2006 year was the second consecutive year of both rising input costs and higher than usual volatility. The combined effect meant that a key focus for the year was ensuring the pass-through of these input cost movements to the market, in a timely fashion, to minimise the impact on earnings.

To illustrate this issue, a good example is the movement in input costs in the Flexibles operations. This chart reflects the weighted average costs for the basket of raw material inputs and includes resins, aluminium, paper and inks.

Costs rose steeply from July to November, largely due to the impact of Hurricanes Rita and Katrina in the US. They then fell in December and January before climbing steadily through the balance of the year. Since year end they have climbed to record highs in September and October.

Despite the volatility, the recovery of raw material cost increases continues to improve and this past year was in excess of 95% for the Amcor Group.

Given the difficult operating conditions, where Amcor to a large extent is on the other side of the commodity boom having to pass on rising input costs to customers, the underlying operating result was pleasing.

Operating PBITDA was only 2.7% lower than the prior year, reflecting the defensive nature of the businesses, as well as the success in the recovery of raw material cost movements.

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

A major positive for the year was the strong cash flow result. After allowing for the cash component of significant items, which were largely restructuring costs, base capital expenditure and movement in working capital, the operating cash flow was a positive $522 million.

This is a substantial improvement on the previous year and reflects the improved discipline in the management of cash across the organisation.

The Way Forward

Moving to ‘The Way Forward’. At last year’s AGM, I laid out the key elements around the execution focus for The Way Forward.

These were:

•              Ensuring businesses had strong market positions;

•              Building customer and market facing capabilities;

•              Continuing the focus on lowering costs; and

•              Developing processes to ensure a disciplined use of capital.

These priorities, together with the recognition of the need for cultural change, were developed by the senior management team at the beginning of last year.

This is in effect, a two to three year “get fit” program and one year into this program, I am pleased to report that there has been substantial progress across all elements of the agenda.

I would now like to go through a few of the key components of The Way Forward agenda in more detail.

Starting with strong market positions. Last year we identified flexibles and tobacco packaging in emerging market segments, custom PET containers and some select markets in Australasia as key growth markets. These market segments, and the positions within them, give Amcor the greatest opportunity for earnings growth and improving returns.

Examples of growth in these segments include, a second press to be installed at the new flexibles plant in Russia and a new near site custom PET plant to service Pepsi’s new Gatorade plant at Wytheville, Virginia.

During the year, we also announced two investments in publicly listed companies, totalling $74 million; both targeting the tobacco packaging market in China. Amcor’s shareholding in the Hong Kong listed Vision Grande increased from 15% to 40% and there was an investment in the Taiwanese listed K Laser.

There are also some businesses we have identified which need improvement. For these businesses, the decision to be made is to either fix, sell or close. Substantial progress has been made in all three areas.

In the “fix” category, there have been two substantial turnaround projects developed.

The first is in the PET operations in Mexico. Over the past two years, this business has had difficulty absorbing a doubling of volumes and the resultant complexity. Consequently, earnings have been substantially lower. In fact, the business has been loss making.

A new management team has been appointed in this business and a comprehensive plan has been developed to improve earnings by 15 million dollars US over the next two years. Although this plan only commenced in March, it is pleasing the business has already progressed to a break even position.

The other turnaround opportunity is in the fibre operations in Australasia and I will go through that program in some detail shortly.

In the “sell” category, there have been asset sales announced of approximately $420 million, including the White Cap metal closures, Asian fibre packaging and Australasian PET businesses.

Finally, in the “close” category, there are two flexibles plants in Europe, three plants in Australasia and three plants in the PET operations in Poland and Mexico, all in the process of being closed.

It is likely that there will be further asset sales and plant closures announced over the next 12 months.

Moving to capital discipline. Put simply, this is about improving the management of the cash flow and balance sheet to deliver improved returns for shareholders.

The clear priorities are capital expenditure, working capital and the structure of the balance sheet.

With regard to capital expenditure, this is divided into two components. The first is base capital. This is essentially the “stay in business” expenditure to maintain our existing asset base. For the 2006 year, this spending was $442 million, compared with depreciation of $473 million.

Any spending beyond the base capital is truly discretionary and will be targeted on the specific growth markets I have already talked about.

This growth capital will be funded by the proceeds from asset sales, which as I have mentioned, have been $420 million to date.

Working capital is also an important element of the capital discipline program and year end working capital was $123 million lower. Although, overall, this was a pleasing result, during the year there was mixed success across the business units and the focus going forward will be on the Flexibles, Sunclipse and Australasian businesses where meaningful improvements are still possible.

We also had too much volatility in our working capital with a poor performance in December and a better than expected performance in June. Our objective is to make our average working capital performance more consistent and reliable. The specific targets for the current year in relation to capital spending and working capital are for base capital to be at, or below, depreciation; growth capital, based on the announced projects to date to be approximately $130 million; and the average working capital to sales ratio to be lower.

Moving to cash flow. This slide details the key components of the generation and use of cash for the year. I don’t plan to go through each line in detail, but just cover three key points.

First, the operating cash flow was a positive $522 million. This is after the cash cost of significant items of $26 million and the movement in working capital. This result was an improvement of $177 million over the previous year.

Second, after dividend payments of $309 million there was free cash flow of $213 million.

Finally, the expenditure on growth capital of $69 million was funded from proceeds from divestments. This gave an overall reduction in debt of $498 million.

Our objective for the current year is to again deliver a positive free cash flow.

In summary, there has been excellent progress in all aspects of The Way Forward agenda and the culture within Amcor is changing. There is a growing enthusiasm within the organisation about what can be achieved and this is the key to building momentum.

Moving now to discussing the key issues relating to each of the business units.

Amcor Australasia

The Australasian business is made up of both fibre and non-fibre packaging businesses.

The Australasian business delivered a solid performance in the non fibre operations of rigid packaging, including aluminium cans, food cans and glass wine bottles, as well as flexible packaging. These are all sound businesses with strong market positions and well capitalised operations. The fibre businesses, however had a disappointing year, due predominately to lower volumes.

The reason for these lower volumes was both seasonal and structural. Cyclone Larry in Northern Queensland devastated some key produce markets, especially bananas. Structural changes, like the introduction of returnable plastic crates in the major supermarkets to replace corrugated boxes for fruit and produce, as well as the relocation of some of our customers’ production facilities offshore also contributed to lower volumes.

During the year a completely new management team was appointed to the fibre packaging business and they are currently implementing a comprehensive turnaround plan. The key elements of this plan include:

•                                          The closure of one corrugated box plant in Victoria and one in Queensland, as well as a small recycling paper mill in Western Australia.

•                                          The upgrade of the conversion equipment across a number of plants in the corrugated, carton and cartonboard operations and,

•                                          Undertaking a detailed feasibility study for a new paper recycling mill at Botany in New South Wales. This study is expected to be completed in the first half of 2007 with the new mill operational in 2009/10.

After implementing this turnaround plan, Amcor will have the low cost position in the corrugated, recycled paper and cartonboard markets in Australia.

We will also have a less complex and more efficient business that will be better positioned to deliver improved customer service.

In financial terms, the estimated net cash cost of this plan is around $300 million, to be confirmed by the feasibility study, with cost reduction benefits of $60 to $80 million per annum by the fourth year.

Amcor PET Packaging

The PET operations had a mixed year.

Although volumes were 6% higher and the technically demanding custom containers nearly 27% higher, this did not flow through to improved earnings due to higher energy costs in the second half and the operational issues in Mexico that I have already talked about.

The business continues to focus on custom PET which continues to have strong growth in the health and wellness beverage segment. This is an attractive market and, last year, the business in North America directed over 70% of its capital investment into custom PET growth opportunities.

Energy costs for the PET operations rose considerably in the 2005/06 year and a substantial proportion of these increases were not recovered through higher selling prices.

This had a negative impact of approximately $10 million US dollars in the 05/06 year and, due to the fact that it was mostly a second half effect, the full year impact in the current year is expected to be $15 million US.

Going forward, contracts are being written to recover the movement in energy costs; however implementing this across all contracts will take a number of years.

Amcor Flexibles

The flexibles business, which consists of the food and healthcare flexibles operations, as well as tobacco packaging had a sound year.

The healthcare operations in the Americas had a particularly good year with sales up 9% and excellent recovery of rising input costs.

In Europe it was more difficult to recover rising costs, especially in the medical film market.

In the processed food operations, there was continued improvement, driven predominately by better operating performance at the plant level.

In the fresh food and produce segment, there is ongoing good growth and Amcor, as market leader, continues to benefit from this trend.

The tobacco packaging operations had another sound year, benefiting from the redeployment of assets from Western Europe into Eastern Europe and Russia.

Amcor Sunclipse

Amcor Sunclipse had a very good year with improvements in both earnings and returns.

A large proportion of this improvement was obtained by increasing gross margins across the business.

The business has developed a solid understanding of customer and product profitability and uses this insight to drive improvement through its sales and marketing team.

Amcor Asia

Amcor Asia had an important year, selling its corrugated, sacks and closures operations, as well as injecting its two Chinese tobacco operations into Vision Grande in exchange for shares in that company.

These changes have transformed the Asian business from a diverse product and geographic portfolio, to a business focused on flexible and tobacco packaging, largely in China.

OUTLOOK

Turning now to the first quarter’s trading and outlook for the balance of the year.

Across each of the business units, trading for the first quarter has been broadly consistent with the comments made at the full year results announcement in August.

For Amcor Australasia, the key issues that adversely impacted the second half earnings last year are continuing into the current year.

Volumes in the corrugated business continue to be lower than the same period last year and, given the current outlook, this situation is likely to continue for the balance of the year.

The fibre turnaround plan is proceeding as scheduled with the recycled paper plant at Spearwood in Western Australia already closed and the corrugated plant at Box Hill to close in the second half of this fiscal year.

Again in the fibre packaging area, to assist the business in recovering cost increases in labour, raw materials, energy and freight there has been a general price increase announced for non-contracted volumes. In Australia, this increase is 3.5% and in New Zealand 5%. This is the first general, non-contracted price increase across Australia since early 2004.

For the PET business, volumes year to date are broadly in line with the strong first quarter last year. As outlined in August, rising energy costs continue to negatively impact earnings on a year on year basis and recovery of these costs remains a high priority for the business. With most of the volume under long term contract, it will be a gradual process to fully recover all of the increases.

The turnaround in the Mexican PET business is progressing on schedule, with most of the benefits for the current year expected to be realised in the second half.

The Flexibles operations have had a sound first quarter. However, the recent increases in resin prices are proving difficult to recover in the face of falling oil prices. Any resin cost reductions over the next few months will offset the current short term under-recoveries.

Amcor Sunclipse has commenced the year well with solid economic conditions in the US and sound operating performance underpinning earnings.

Amcor Asia has also had a solid start to the year in both the tobacco packaging and flexibles operations.

Conclusion

To conclude, there are a few key messages to leave you with today.

The Way Forward agenda that we outlined last year, with its focus on execution has proven to be the right program at the right time for the company and the progress made across all aspects of the agenda has been very pleasing.

The operational and strategic issues across the businesses are well understood and the businesses have developed comprehensive improvement plans for the next two years.

Finally, despite the current environment which has some short term negative issues impacting earnings, particularly in this first half, we are confident in the upside potential in the business over the medium term and our ability to grow earnings and improve shareholder value.

Ken MacKenzie

MANAGING DIRECTOR

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 25 October 2006

	By:	/s/ JULIE McPHERSON
	By:	Julie McPherson
Title: Company Secretary/Group General Counsel